Exhibit 99.1

Atour Lifestyle Holdings Limited Releases 2025 Environmental, Social and Governance Report

SHANGHAI, April 30, 2026 /GlobeNewswire/ -- Atour Lifestyle Holdings Limited (“Atour” or the “Company”) (NASDAQ: ATAT), a leading lifestyle group in China, today announced the release of its 2025 Environmental, Social and Governance (“ESG”) report. The report outlines Atour’s management philosophy and key achievements across environmental stewardship, social responsibility, and governance practices for the year ended December 31, 2025, reflecting the Company’s deepening integration of sustainability into its long-term development.

Throughout 2025, the Company advanced its ESG governance framework and made meaningful progress in key areas, including customer experience, employee development, franchisee and supply chain collaboration, green operations, and community engagement. Embarking on this new chapter, Atour will continue to steadily advance sustainable development, working toward its long-term vision: “A Timeless Atour, Warmth Along Every Journey.” The Company will fulfill its firm and warm promise to customers and continue to contribute its solid and enduring strengths to all stakeholders.

To learn more and download the full ESG report, please visit: https://ir.yaduo.com/about-us/esg.

About Atour Lifestyle Holdings Limited

Atour Lifestyle Holdings Limited (NASDAQ: ATAT) is a leading lifestyle group in China that operates both hospitality and retail businesses. As a leader in quality living, Atour is dedicated to creating an intimate ambiance where people can warmly connect. Guided by its people-serving philosophy, Atour continuously refines its products and services to curate exceptional experiences for every user.

For more information, please visit https://ir.yaduo.com.

Investor Relations Contact

Atour Lifestyle Holdings Limited

Email: ir@yaduo.com

Christensen Advisory

Email: atour@christensencomms.com

Tel: +86-10-5900-1548